August 1, 2008

Mr. Craig Wilson

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F. Street, N.E.

Washington, D.C.  20549-4561

RE:  Probe Manufacturing, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 filed March 28, 2008 (File No. 333-125678).

Dear Mr. Wilson;

Thank you for your letter dated July 21, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended 2007 10-KSB report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Reza Zarif

Reza Zarif

Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

               The Tower, 10940 Wilshire Blvd., Suite 600, Los Angeles, CA  90024   Tel (310) 443-4102   Fax (310) 443-4103  Web: www.abviva.com

RESPONSES TO QUESTIONS

Item 9A.  Controls and Procedures pg. 50

1.  The Commission has pointed out that issuer did not include a “Management’s Report on Internal Control Over Financial Reporting” in its annual 10-KSB for the fiscal year 2007.

Response

The Company has amended its 10-KSB for 2007 filing to include the management’s report on internal control over financial reporting.  We did not fail to perform such an analysis but failed to include the report in its filing thus there is no impact to the issuer’s conclusions regarding the effectiveness of our disclosures on controls and procedures covered by the report for the fiscal year 2007.

The following is our amended Item 9A. Controls and Procedures which includes our Management’s Report on Internal Control Over Financial Reporting which will be included in our amended 10-KSB filing for the fiscal year 2007:

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-KSB, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934).  Based  on  that  evaluation,  our  Chief Executive Officer and Chief Financial  Officer  concluded  that  our  disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we  file  or  submit  under the Securities Exchange Act of 1934 (i) is recorded, processed,  summarized  and  reported  within  the  time  periods  specified  in Securities  and Exchange Commission rules and forms, and (ii) is accumulated and communicated  to our management, including our Chief Executive Officer and Chief Financial  Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting.  Management's  assessment  of the effectiveness  of our internal control over financial reporting is expressed at the  level  of  reasonable assurance that the control system, no matter how well designed  and operated, can provide only reasonable, but not absolute, assurance that  the  control  system's  objectives  will  be  met.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of December 31, 2007, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was adequately designed and operating effectively as of December 31, 2007.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.

Changes in Internal Controls

There  was  no  change  in  our  internal  control over financial reporting that occurred  during  the  fourth  quarter  covered  by  this Annual  Report on Form 10-KSB  that  materially  affected,  or  is  reasonably  likely  to  materially affect,  our  internal  control  over  financial  reporting.

Exhibits 31.1 and 31.2

2. The Commission pointed out that the Certifications filed by the issuer did not included the introductory language of paragraph 4 and the language of 4(b) of Item 601 (b)(31) of Regulation SB.

Response

We have amended our certifications as noted and below are our amended certification of our Chief Executive Officer and Chief Financial Officer:

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Reza Zarif, certify that:

1.   I have reviewed this report on Form 10-KSB/A of Probe Manufacturing, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made,  not  misleading  with  respect  to  the period covered by this report;

3.   Based on my  knowledge,  the  financial  statements,  and  other financial information  included  in  this  report,  fairly  present  in  all material respects  the  financial condition, results of operations and cash flows of the  registrant  as  of,  and  for,  the  periods presented in this report;

4.   The registrant's  other  certifying  officer(s)  and  I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-215 (f) and 15d-15(f)) for the registrant and have:

 a)

 Designed  such  disclosure  controls  and  procedures,  or caused such disclosure  controls  and  procedures  to  be  designed  under  our supervision,  to  ensure  that  material  information  relating to the registrant,  including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which  this  report  is  being  prepared;

b)

 Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated  the  effectiveness  of  the  registrant's  disclosure controls  and  procedures and presented in this report our conclusions about  the effectiveness of the disclosure controls and procedures, as of  the  end  of  the  period  covered  by  this  report based on such evaluation;  and

d)

Disclosed  in  this  report  any  change  in the registrant's internal control over financial reporting that occurred during the registrant's most  recent fiscal quarter (the registrant's fourth fiscal quarter in the  case  of  an  annual  report) that has materially affected, or is reasonably  likely  to  materially  affect,  the registrant's internal control  over  financial  reporting;  and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of  directors  (or  persons  performing  the  equivalent  functions):

     a)   all significant  deficiencies  and  material  weaknesses  in  the design or operation of internal control over financial reporting which are  reasonably likely to adversely affect the registrant's ability to record,  process,  summarize  and  report  financial  information; and

     b)   any fraud,  whether  or  not  material,  that  involves  management or other  employees  who  have  a  significant  role  in the registrant's internal  control  over  financial  reporting.

DATED  this  1st day  of  August 2008.

/s/ Reza Zarif

______________________________

Reza Zarif, Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Bennett, certify that:

1.   I have reviewed this report on Form 10-KSB/A of Probe Manufacturing, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made,  not  misleading  with  respect  to  the period covered by this report;

3.   Based on my  knowledge,  the  financial  statements,  and  other financial information  included  in  this  report,  fairly  present  in  all material respects  the  financial condition, results of operations and cash flows of the  registrant  as  of,  and  for,  the  periods presented in this report;

4.   The registrant's  other  certifying  officer(s)  and  I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-215 (f) and 15d-15(f)) for the registrant and have:

 a)

 Designed  such  disclosure  controls  and  procedures,  or caused such disclosure  controls  and  procedures  to  be  designed  under  our supervision,  to  ensure  that  material  information  relating to the registrant,  including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which  this  report  is  being  prepared;

b)

 Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated  the  effectiveness  of  the  registrant's  disclosure controls  and  procedures and presented in this report our conclusions about  the effectiveness of the disclosure controls and procedures, as of  the  end  of  the  period  covered  by  this  report based on such evaluation;  and

d)

Disclosed  in  this  report  any  change  in the registrant's internal control over financial reporting that occurred during the registrant's most  recent fiscal quarter (the registrant's fourth fiscal quarter in the  case  of  an  annual  report) that has materially affected, or is reasonably  likely  to  materially  affect,  the registrant's internal control  over  financial  reporting;  and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of  directors  (or  persons  performing  the  equivalent  functions):

     a)   all significant  deficiencies  and  material  weaknesses  in  the design or operation of internal control over financial reporting which are  reasonably likely to adversely affect the registrant's ability to record,  process,  summarize  and  report  financial  information; and

     b)   any fraud,  whether  or  not  material,  that  involves  management or other  employees  who  have  a  significant  role  in the registrant's internal  control  over  financial  reporting.

DATED  this  1st day  of  August 2008.

/s/ John Bennett

______________________________

John Bennett, Chief Financial Officer

The company hereby acknowledges and affirms that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               The Tower, 10940 Wilshire Blvd., Suite 600, Los Angeles, CA  90024   Tel (310) 443-4102   Fax (310) 443-4103  Web: www.abviva.com